January 29, 2007

Mail Stop 4561

By Air Mail and facsimile 61 2 9378 3317

Mr. Ralph J. Norris
Managing Director and Chief Executive Officer
Commonwealth Bank of Australia
48 Martin Place
Sydney, New South Wales 1155
Commonwealth of Australia

Re: Commonwealth Bank of Australia
Form 20-F for the Fiscal Year Ended June 30, 2005
Filed December 15, 2005
File No. 001-02419

Dear Mr. Norris:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant